

August 30, 2011

<u>Via E-mail</u>
Ronald M. Faris
Chief Executive Officer
Ocwen Financial Corporation
2002 Summit Boulevard, 6th Floor
Atlanta, Georgia 30319

Re: **Ocwen Financial Corporation**
              Form 10-K
              Filed February 28, 2011
              File No. 001- 13219

Dear Mr. Faris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Business, page 3</u>

<u>Corporate Strategy and Outlook, page 4</u>

1. Provide us with additional detail regarding your transactions with Home Loan Servicing Solutions. In particular, since this entity was formed by your Chief Executive, please explain how the sales transaction was reviewed under your related party transaction policy described on page 40 of your proxy file April 7, 2011. Please discuss any

additional review that was conducted by the Board or by the independent directors. Also, please tell us about any formal agreement, contract or other binding covenant between Ocwen and Home Loan Servicing Solutions or any affiliated entity. If Ocwen and Home Loan Servicing Solutions have entered into any agreement, please provide your analysis as to why the agreement is not a material contract as defined by Item 601(b)(10) of Regulation S-K. Finally, please provide your analysis, with a view towards revised disclosure, of Management's view of the impact of this transaction upon Ocwen's capital, liquidity, financial condition, cash flows and income.

Servicing, page 8

2. Please tell us, with a view towards revised disclosure, about any title warranties provided by Ocwen or any of its subsidiaries as part of your actions to sell repossessed properties. To the extent that properties are sold with anything more than a quitclaim deed, please discuss the potential impact of title problems upon your liability to purchasers of repossessed properties. For example, we note that the largest title insurer in Florida exempts its policies defects as a result of title based upon the MERS (Mortgage Electronic Registration System).

3. Please tell us the extent to which Ocwen is responsible for recording the title and note for loans that it services. Please address how these notes are titled, including the use of any electronic registry. Finally, please address Ocwen's view of the liability to the owner of the underlying mortgage that Ocwen is servicing, including reference to controlling legal authority or contractual provisions. In the event that a failure by Ocwen to record the title or note results in delays or other problems in foreclosing on the property or otherwise proceeding against a property that secures the serviced mortgage.

Item 11: Executive Compensation, page 54

Compensation Discussion and Analysis, included in from the proxy statement filed April 7, 2011

4. You state that compensation should "generally include both cash and equity-based compensation." In future filings, please provide the Compensation Committee's reasons for not only the size of the awards, but the composition of the awards as well. For instance, we note that you discus the fact that the Committee can make both cash and equity awards under the 2007 Equity Incentive Plan, but the named executives have not been awarded equity awards since 2008. Please refer to Item 402(b)(2)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel